UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

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Date of Report (Date of Earliest Event Reported): **October 5, 2011**

The Savannah Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

Georgia	0-18560	58-1861820
(State or Other Jurisdiction of Incorporation)	*(Commission File No.)*	*(IRS Employer Identification No.)*

25 Bull Street, Savannah, GA 31401
(Address of Principal Executive Offices, including Zip Code)

912-629-6486
(Registrant's Telephone Number, including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.   **Entry into a Material Definitive Agreement.**

On October 5, 2011, The Savannah Bank, N.A., (the "Bank"), subsidiary bank of The Savannah Bancorp, Inc. (the "Company"), entered into a formal written agreement (the "Agreement") with the Office of the Comptroller of the Currency (the "OCC").

The Agreement is based on the findings of the OCC during their on-site examination of the Bank for the examination period ended December 31, 2010. Since the completion of the examination, the Board of Directors and management of the Bank have aggressively worked to address the findings of the exam and have developed formal action plans to comply with the remaining requirements of the Agreement and the concerns that gave rise to the Agreement. In addition, entry into the Agreement does not change the Bank's "well-capitalized" status as of the date of this Current Report.

Under the terms of the Agreement, the Bank is required to take the following actions: (i) protect the Bank's interest in assets criticized by the OCC and develop a written program for each criticized asset that is effective in eliminating the basis of criticism of the assets criticized in the OCC's Report of Examination, in subsequent examination reports or other internal or external loan reviews as "doubtful," "substandard" or "special mention" and limit the extension of credit to borrowers whose loans or other extensions of credit are criticized in the Report of Examination, in subsequent examination reports or other internal or external loan reviews; (ii) develop, implement and adhere to a written program to reduce the high level of credit risk and to strengthen credit risk identification practices; (iii) develop and implement a three year written strategic plan for the Bank that will establish objectives for the Bank's overall risk profile, earnings, performance growth, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development and market segments that the Bank intends to promote or develop; (iv) revise and ensure adherence to a three year capital program; and (v) obtain prior written determination of no supervisory objection from the OCC before accepting, renewing, or rolling over brokered deposits except for certain brokered money market accounts not to exceed $35,000,000. Pursuant to the Agreement, the Bank's Board of Directors will appoint a compliance committee to monitor and coordinate the Bank's performance under the Agreement and submit a written progress report to the Board on a quarterly basis. In addition, the Bank has also agreed to maintain minimum capital ratios of 8% Tier 1 and 12% total risk-based.

The foregoing description is only a summary of the some of the most material terms of the Agreement.

Item 7.01   **Regulation FD Disclosure.**

In connection with the Bank's entry into the Agreement, as described in Item 1.01 above, the Company issued a press release, the information contained in which is incorporated into this Item 7.01 by this reference. The information contained in this Item 7.01, including the related information set forth in the attached press release and incorporated by reference herein, is being "furnished" and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise. The information in this Item 7.01 shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, or into any filing or other document pursuant to the Exchange Act, except as otherwise expressly stated in any such filing.

Exhibit No.	Description of Exhibit
99.1	Press Release dated October 11, 2011.*

       * The Press Release attached hereto as Exhibit 99.1 is "furnished'' and not "filed'', as described in Item 7.01 of the Current Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SAVANNAH BANCORP, INC. (REGISTRANT)

By: /s/ Michael W. Harden, Jr.
Michael W. Harden, Jr.
Chief Financial Officer

Date: October 11, 2011

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Press Release dated October 11, 2011.

THE SAVANNAH BANCORP

FOR IMMEDIATE RELEASE
Date: 10/11/2011
Contact: Holden Hayes or John Helmken
(912) 629-6500

The Savannah Bancorp, Inc. Announces
The Savannah Bank's Entry Into a
Formal Agreement with the OCC

SAVANNAH, Ga. – The Savannah Bancorp, Inc. (NASDAQ: SAVB) (the "Company"), announced today that effective October 5, 2011, its wholly owned subsidiary, The Savannah Bank, N.A., (the "Bank"), entered into a formal written agreement (the "Agreement") with the Office of the Comptroller of the Currency (the "OCC"), pursuant to which the Bank agreed to take steps to improve the Bank's asset quality, credit risk exposure, strategic planning initiatives, capital planning, and liquidity and risk management.

The Agreement is based upon the findings of the OCC's Report of Examination for the examination period ended December 31, 2010. Since the completion of the examination, the Board of Directors and management of the Bank have aggressively worked to address the findings of the exam and have developed formal action plans to comply with the requirements of the Agreement and concerns that gave rise to the Agreement. In addition, entry into the Agreement does not change the Bank's "well-capitalized" status. As of June 30, 2011, the Bank had Tier 1 capital of 8.71% of total assets and total risk-based capital of 12.92%, both of which are in excess of the required regulatory ratios to be considered "well capitalized".

John C. Helmken II, President and CEO of the Company stated, "We have a good and open rapport with our regulators. We felt that The Savannah Bank's continued profitability, strong capital ratios and conservative level of provisioning for loan losses through the building of our allowance would provide the regulatory buffer that we needed to prevent any formal regulatory actions. However, this Agreement is centered primarily around the elevated level of classified assets - many of which are loans that continue to pay and perform as agreed."

Helmken continued, "Nothing about today's banking environment resembles prior downturns. These are clearly unprecedented times for our local markets and our Bank. Thankfully our earnings and capital strength have allowed the order to be a Formal Agreement and not a more restraining Consent Order. We believe that we are already substantially in compliance with the terms of the Agreement and will continue to work to address all of the provisions of the Agreement."

Holden T. Hayes, the Bank's President, also commented, "While the local and regional economies have struggled, we have continued to be profitable and have improved our capital ratios. We are proud of the fact that we have maintained positive earnings while dealing with increased problem loans and declining real estate values. We have and will continue to focus on reducing our level of classified assets."

Helmken added, "Management and the Board have been very focused on controlling our overhead expenses. Our employees are to be commended for their efforts and sacrifice in allowing us to preserve as much capital for the Bank as possible. The Board and employees have shown their commitment and dedication to the Company throughout this economic cycle and it has not gone unnoticed."

A summary of the terms of the Agreement are set forth in the Company's current report on Form 8-K, as filed with the Securities and Exchange Commission on October 11, 2011.

The Agreement does not affect the Bank's ability to continue to conduct its banking business with customers in a normal fashion. Banking products and services, hours of business, internet banking, ATM usage and FDIC deposit insurance coverage will all be unaffected. Customer deposits remain protected and insured by the FDIC up to $250,000 per depositor, the maximum allowed by law. Additionally, as part of the Dodd-Frank Act, unlimited FDIC insurance coverage applies to non interest-bearing deposit accounts and Lawyer's Trust accounts through December 31, 2012.